SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about a resolution issued by the Instituto Federal de Telecomunicaciones”

Mexico City, Mexico, March 7, 2014 -- América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL), informs that on this date it has received a resolution issued by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”), which determines an economic interest group comprised by AMX and its operating subsidiaries Radiomóvil Dipsa, S.A de C.V. (“Telcel”) and Teléfonos de México, S.A.B. de C.V. (“Telmex”), as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., as preponderant economic agent in the telecommunications market, and imposing certain specific asymmetrical regulations, among which are the following:

(i)

Interconnection: Regulation on interconnection, including the imposition of (a) asymmetric rates to be determined by the IFT; and (b) the implementation of a interconnection framework agreement (convenio marco de interconexión);

(ii)

Sharing of Infrastructure: Regulation on the access and use of passive infrastructure, including towers, sites, ducts and rights of way, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by the IFT using a methodology of long run average incremental costs;

(iii)	Local Loop Unbundling: Regulation on local loop unbundling, including the imposition of rates to be determined by the IFT using a methodology of long run average incremental costs;

(iv)

Wholesale of Dedicated-Link Leasing: Regulation on wholesale of dedicated-link leasing for interconnection, local and domestic and international long distance, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by the IFT using a methodology of retail minus, except for dedicated-link leasing for interconnection services where the methodology to be used for determining the applicable rates will be of long run average incremental costs;

(v)

Roaming: Regulation on the provision of wholesale roaming services, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by the IFT using a methodology of long run average incremental costs;

(vi)	Elimination of National Roaming Charges: IFT has imposed the elimination of national roaming charges to our subscribers;

(vii)

Mobile Virtual Operators: Regulation on wholesale access to mobile virtual operators to services provided by the preponderant economic agent to its subscribers, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by the IFT using a methodology of retail minus;

(viii)

Certain Obligations on the Provision of Retail Services: Certain rates for the provision of telecommunications services to our subscribers shall be subject to rate control and/or authorization by IFT, by using a series of methodologies related to maximum prices and replicability tests that are currently under analysis. Also, a series of obligations relating to the sale of services and products, including the obligation to offer individually all services that are offered under a bundle scheme; limited exclusivity on handsets and tablets; and the obligation of eliminating the sim-lock on handsets;

(ix)

Content: Regulation on content, including the prohibition to acquire transmission rights for any territory within Mexico on an exclusive basis, relating to relevant content (contenidos audiovisuales relevantes), as determined from time to time by the IFT, including without limitation national soccer play-offs (liguilla), FIFA world cup soccer finals and, any other event where high-audiences are expected at a national or regional level; and

(x)

Information and Quality of Service Obligations: Several obligations related to information and quality of service, including the publication of a series of reference terms (ofertas públicas de referencia) of the wholesale and interconnection services that are subject to the asymmetric regulation imposed by IFT and accounting separation.

The resolution notified by the IFT is being currently analyzed by AMX and its subsidiaries from an economic, technical, regulatory, operating and business perspective in order to be able to evaluate its effects.

About AMX

AMX is the leading provider of wireless services in Latin America. As of December 31, 2013, it had 269.9 million wireless subscribers and 68.3 million fixed revenue generating units in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 7, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact